FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of January, 2004

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, British Columbia

V7A 5J7

Attachments:

1.

News Release dated January 16, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ]    No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  February 9, 2004

Wilman Wong

Chief Financial Officer/Corporate Secretary

NEWS RELEASE

Chai-Na-Ta Corp. Responds to TSX Query re. Increased Share Price

RICHMOND, BRITISH COLUMBIA – January 16, 2004 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”) announced today in response to an inquiry from the Toronto Stock Exchange that it is unaware of any reason for the recent increase in the trading price of its common shares.

ON BEHALF OF THE BOARD

“Wilman Wong”

___________________________

Wilman Wong

Chief Financial Officer/Corporate Secretary

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604)272-4118 or (Toll Free) 1-800-406-7668

(604)272-4113 (FAX)

E-mail: info@chainata.com

Website: www.chainata.com